Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Lithium Americas Corp. (the “Company”) Suite 3260 - 666 Burrard Street, Vancouver, BC V6C 2X8

Item 2	Date of Material Change October 28, 2024

Item 3

News Release

The news release relating to the material change referred to in this material change report was disseminated on October 28, 2024, via Business Wire and subsequently filed on the System for Electronic Document Analysis and Retrieval + at www.sedarplus.ca.

Item 4

Summary of Material Change

On October 28, 2024, Lithium Nevada Corp. (“LNC”), a subsidiary of the Company, and the U.S. Department of Energy (“DOE”) closed a $2.26 billion[1] loan from DOE’s Loan Programs Office under the Advanced Technology Vehicles Manufacturing Loan Program (the “DOE Loan”) for financing the construction of the processing facilities at Thacker Pass, located in Humboldt County, Nevada (“Thacker Pass” or the “Project”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 28, 2024, LNC and DOE closed the $2.26 billion DOE Loan for financing the construction of Thacker Pass. The DOE Loan will have interest rates fixed from the date of each monthly advance for the term of the loan at applicable U.S. Treasury rates. The amount of the DOE Loan includes funding of interest accrued during construction.

The DOE Loan will help finance the construction of Thacker Pass, targeted to produce an initial 40,000 tonnes per annum of battery-quality lithium carbonate.

The DOE Loan will be supplemented by the investment agreement (“Investment Agreement”) announced on October 16, 2024, with General Motors Holdings LLC (“GM”) to establish a joint venture for the purpose of funding, developing, constructing and operating Thacker Pass (the “JV Transaction”). Under the terms of the Investment Agreement, GM will acquire a 38% asset-level ownership stake in LNC for $625 million in total cash and letters of credit, including a $195 million letter of credit facility (“LC Facility”) that can be used as collateral to support reserve account requirements under the DOE Loan.

[1]	All amounts in US$ unless otherwise indicated

The Company is targeting a final investment decision (“FID”) and issuance of a full notice to proceed (“FNTP”) by the end of the year, following closing of the JV Transaction.

The key terms and conditions of the DOE Loan are summarized below:

•   Loan Quantum: approximately $2.26 billion, of which $1.97 billion is principal and approximately $290 million is capitalized interest during construction.

•   Interest Rate: U.S. Treasury rate, with interest rates fixed from the date of each monthly advance for the term of the loan at the applicable long-dated U.S. Treasury rate with 0% spread.

•   Tenor: October 20, 2048

•   Other Key Terms:

•  Customary covenants and events of defaults for a project finance loan facility.

•  Customary conditions precedent to loan effectiveness and advances for a project finance loan facility.

•  The DOE Loan contains a customary financial covenant requiring LNC to maintain a certain debt service coverage ratio, subject to customary cure rights.

•  The DOE Loan restricts LNC from making distributions to the Company to certain customary conditions for a project finance loan facility.

•  The Company has granted to DOE (i) a guarantee for the full and prompt payment and performance when due of all pre-completion costs until the Project achieves project completion and (ii) a guarantee of repayment of the full DOE Loan amount. These guarantees remain in place until certain release conditions are satisfied.

The closing of the DOE Loan follows receipt of a Conditional Commitment in March 2024. Over the past several months, DOE confirmed LNC satisfied all technical, legal and financial conditions to close the DOE Loan.

LNC expects to make the first draw on the DOE Loan sometime in the middle of 2025. Conditions precedent to first draw include closing the JV Transaction, funding DOE Loan reserve accounts through the LC Facility, securing additional corporate working capital and a project finance model bring down.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Jonathan Evans, President and Chief Executive Officer Suite 3260 - 666 Burrard Street Vancouver, British Columbia V6C 2X8 ir@lithiumamericas.com

Item 9	Date of Report November 5, 2024

FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this material change report includes, but is not limited to, (i) the decision to make, and the targeted timing to make, an FID and FNTP; (ii) the completion of, as well as timing for completion of, the JV Transaction with GM; (iii) satisfaction of draw-down conditions for the DOE Loan; as well as other statements with respect to the Company’s future objectives and strategies to achieve these objectives, and management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this material change report, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, satisfaction of conditions to completion of the DOE Loan, including obtaining additional financing, amendments to accommodate the JV Transaction in the DOE Loan and other customary draw-down conditions; the ability of the Company to satisfy all closing conditions for the JV Transaction and the DOE Loan in a timely manner; expectations regarding the Company’s financial resources and future prospects; the ability to meet future objectives and priorities; a cordial business relationship between the Company and third party strategic and contractual partners; general business and economic uncertainties and adverse market conditions; the absence of material adverse events affecting the Company during this time; the availability of equipment and facilities necessary to complete development and construction at the Project; unforeseen technological and engineering problems; political factors, including the impact of the 2024 U.S. presidential election on, among other things, the extractive resource industry, the green energy transition and the electric vehicle market; there being no adverse changes in laws or prevailing government policy in the United States relating to the extractive resource industry, green energy transition and the electric vehicle market; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; compliance by joint venture partners with terms of agreements; the regulation of the mining industry by various governmental agencies; as well as assumptions concerning general economic and industry growth rates, commodity prices, resource estimates, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s filings with securities regulators.

The FLI contained in this material change report is expressly qualified by these cautionary statements. All FLI in this material change report speaks as of the date of this material change report. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent Annual Report on Form 20-F and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this material change report is expressly qualified by the risk factors set out in the aforementioned documents.